UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KNIGHT CAPITAL GROUP, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

499005106

(CUSIP Number)

Roland T. Kelly 11100 Santa Monica Boulevard, 11th Floor Los Angeles, CA 90025 Tel: (310) 914-1373

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499005106

1.	Name of Reporting Person Jefferies & Company, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-2622900
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 83,433,375
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 83,433,375
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,433,375
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.0%
14.	Type of Reporting Person (See Instructions) CO; BD

CUSIP No. 499005106

1.	Name of Reporting Person Jefferies Group, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-4719745
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 83,434,861
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 83,434,861
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,434,861
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.0%
14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 499005106

1.	Name of Reporting Person Jefferies High Yield Holdings, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-4736081
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 16,766,675
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 16,766,675
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,766,675
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.6%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 499005106

1.	Name of Reporting Person Jefferies High Yield Trading, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-4736081
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 16,766,675
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 16,766,675
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,766,675
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.6%
14.	Type of Reporting Person BD

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 (the “Common Stock”), of Knight Capital Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 545 Washington Boulevard, Jersey City, New Jersey 07310.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly on behalf of each of (i) Jefferies & Company, Inc. (“Jefferies”), (ii) Jefferies Group, Inc. (“Jefferies Group”), (iii) Jefferies High Yield Holdings, LLC (“Holdings”) and (iv) Jefferies High Yield Trading, LLC (“Trading,” together with Jefferies, Jefferies Group and Holdings, the “Reporting Persons”). In addition, Jefferies Group shares the power to vote or to direct the vote or to dispose or direct the disposition of shares of Common Stock directly held by its other controlled affiliates.

The address of the principal office of each of Jefferies and Jefferies Group is 520 Madison Ave., New York, NY 10022. The address of the principal business office of each of Holdings and Trading is The Metro Center, One Station Place, Three North, Stamford, Connecticut 06902.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of each Reporting Person (the “Scheduled Persons”) is provided on Schedule I.

Jefferies is a registered broker-dealer that engages in a diversified securities business, including investment banking and sales and trading in securities. Jefferies Group is a full-service global investment bank and institutional securities firm. Holdings is a holding company and the sole owner of Trading. Trading is a registered broker-dealer and conducts a secondary high yield brokerage and trading business.

Jefferies and Jefferies Group are corporations organized in Delaware. Holdings and Trading are limited liability companies organized in Delaware.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons, has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities acquired pursuant to the Purchase Agreement (defined below) were acquired by Jefferies and Trading using a total amount of funds equal to approximately $125 million.

ITEM 4. PURPOSE OF TRANSACTION

On August 6, 2012, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”), by and among the Issuer and Jefferies, Trading and other investors party thereto (collectively, the “Investors”), pursuant to which, among other things, the Issuer issued and sold 400,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), in a private placement to the Investors in exchange for aggregate cash consideration of $400,000,000 (the “Securities Investments”). The Preferred Stock consists of 79,600 shares of Series A-1 Cumulative Perpetual Convertible Preferred Stock (the “Series A-1 Shares”) and 320,400 shares of Series A-2 Non-

Voting Cumulative Perpetual Convertible Preferred Stock (the “Series A-2 Shares”). Pursuant to the Purchase Agreement, Jefferies purchased 19,901 Series A-1 Shares and 80,099 Series A-2 Shares and Trading purchased 4,975 Series A-1 Shares and 20,025 Series A-2 Shares. The Securities Investments were completed on August 6, 2012 (the “Closing Date”). The preferences, limitations, powers and relative rights of the Series A-1 Shares and the Series A-2 Shares are set forth in the Certificate of Designations (the “Certificate of Designations”).

Each Series A-1 Share is convertible into shares of Common Stock at the Conversion Rate described below. Following the date on which all required regulatory approvals have been obtained and applicable waiting periods have expired (the “Full Convertibility Date”), each Series A-2 Share is convertible into a Series A-1 Share, provided that the holder of such Series A-2 Share delivers to the Issuer a certification that all required regulatory approvals have been obtained (and any applicable waiting periods have expired) for such conversion. Upon the conversion, the former Series A-2 Shares will have the preferences and rights of the Series A-1 Shares. The Full Convertibility Date occurred on August 13, 2012.

The Series A-1 Shares and the Series A-2 Shares will also mandatorily convert into Common Stock at the Conversion Rate described below on the third trading day following the date on which the closing price of the Common Stock exceeds 200% of the then-applicable Conversion Price (as defined below) for 60 consecutive trading days, provided that the Issuer has filed a registration statement with the Securities and Exchange Commission covering the resale of the Common Stock issuable upon such conversion and such registration statement has been declared effective and is available. The “Initial Conversion Rate” will be 666.667 shares of Common Stock per share of Preferred Stock. The Conversion Rate is subject to customary anti-dilution adjustments, including upon the occurrence of certain merger or acquisition transactions and fundamental changes. The “Conversion Price” is equal to 1,000 divided by the Conversion Rate in effect at such time, for an initial Conversion Price of $1.50 per share of Common Stock.

Neither the Series A-1 Shares nor the Series A-2 Shares are redeemable by the Issuer or by the holders other than in connection with certain fundamental corporate changes set forth in the Certificate of Designations.

In connection with the Securities Investments and in accordance with the terms of the Purchase Agreement, the Issuer agreed to appoint three new members to the Issuer’s board of directors (the “Board”) within one month following the Closing Date, including, for so long as Jefferies holds at least 25% of the Preferred Stock it purchased pursuant to the Purchase Agreement, an individual proposed by the Board and acceptable to Jefferies.

Holders of Series A-1 Shares are entitled to vote with holders of Common Stock, on an as-converted basis (subject to the limitation on conversion of Series A-1 Shares described below), on all matters submitted to a vote of the Issuer’s stockholders, subject to applicable law and New York Stock Exchange (“NYSE”) rules. In addition, except as would result in the violation of NYSE rules, the consent of a majority of the Series A-1 Shares is required with respect to matters specified in the Certificate of Designations. The Series A-2 Shares do not have voting rights.

Unrelated to the Securities Investments, Trading purchased a call option representing the right to purchase 100,000 shares of Common Stock on August 2, 2012.

The Reporting Persons presently have no plans or proposals of the type referred to in Items 4(a) through (j) of Schedule 13D. The Reporting Persons, however, retain the right to change their intent and to pursue any transaction contemplated in Items 4(a) through (j) of Schedule 13D and, to the extent the Reporting Persons operate as broker-dealers, they retain the right to pursue a role as a financial advisor, underwriter or placement agent to third parties with respect to any such transaction.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As reported in the Form 10-Q filed with the SEC by the Issuer on August 9, 2012, the total number of issued and outstanding shares of Common Stock is 97,814,427. This number excludes any shares of Common Stock issuable upon the conversion of any Preferred Stock.

(a) Amount and Percentage of Class Beneficially Owned

Jefferies has a service agreement with Trading, pursuant to which Trading has granted to Jefferies the power to vote or direct the vote, and to dispose or to direct the disposition of, any securities held for the account of Trading, and, accordingly, Jefferies may be deemed to beneficially own the shares of Preferred Stock and any shares of Common Stock reported herein which are held for the account of Trading. Holdings is the sole owner of Trading, and, in such capacity, may be deemed to beneficially own the shares of Preferred Stock and any shares of Common Stock reported herein that are held for the account of Trading. Jefferies Group is the sole owner of Jefferies and a controlling member of Holdings, and, in such capacities, may be deemed to beneficially own the shares of Preferred Stock any shares of Common Stock reported herein that are held for the accounts of Jefferies and Holdings.

Amount Beneficially Owned:

As of the date hereof:

1.	Jefferies may be deemed to be the beneficial owner of 83,433,375 shares of Common Stock. This number consists of 66,666,700 shares of Common Stock underlying the Preferred Stock held for its own account and 16,666,675 shares of Common Stock underlying the Preferred Stock and a call option to purchase 100,000 shares of Common Stock held for the account of Trading.

2.	Jefferies Group may be deemed to be the beneficial owner of 83,434,861 shares of Common Stock. This number consists of 66,666,700 shares of Common Stock underlying the Preferred Stock held for the account of Jefferies, 16,666,675 shares of Common Stock underlying the Preferred Stock and a call option to purchase 100,000 shares of Common Stock held for the account of Trading and 1,486 shares of Common Stock held for the account of a controlled affiliate.

3.	Holdings may be deemed to be the beneficial owner of 16,766,675 shares of Common Stock. This number consists of 16,666,675 shares of Common Stock underlying the Preferred Stock and a call option to purchase 100,000 shares of Common Stock held for the account of Trading.

4.	Trading may be deemed to be the beneficial owner of 16,766,675 shares of Common Stock. This number consists of 16,666,675 shares of Common Stock underlying the Preferred Stock held for its own account and a call option to purchase 100,000 shares of Common Stock for its own account.

Percentage of Class:

Except as set forth below, the calculations set forth in this Item 5(a) are based on 97,814,427 shares of Common Stock outstanding.

1.	Jefferies may be deemed to be the beneficial owner of approximately 46.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	Jefferies Group may be deemed to be the beneficial owner of approximately 46.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

3.	Holdings may be deemed to be the beneficial owner of approximately 14.6% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

5.	Trading may be deemed to be the beneficial owner of approximately 14.6% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

Percentage of Class Assuming Full Conversion of the Preferred Stock:

The following calculations assume that all of the 400,000 shares of Preferred Stock are converted into an aggregate of 266,666,800 shares of Common Stock.

1.	Jefferies may be deemed to be the beneficial owner of approximately 22.9% of the total number of shares of Common Stock outstanding (assuming full conversion of the Preferred Stock).

2.	Jefferies Group may be deemed to be the beneficial owner of approximately 22.9% of the total number of shares of Common Stock outstanding (assuming full conversion of the Preferred Stock).

3.	Holdings may be deemed to be the beneficial owner of approximately 4.6% of the total number of shares of Common Stock outstanding (assuming full conversion of the Preferred Stock).

4.	Trading may be deemed to be the beneficial owner of approximately 4.6% of the total number of shares of Common Stock outstanding (assuming full conversion of the Preferred Stock).

(b) Number of shares as to which such person has:

1.	Jefferies

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 83,433,375

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 83,433,375

2.	Jefferies Group

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 83,434,861

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 83,434,861

3.	Holdings

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 16,766,675

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 16,766,675

4.	Trading

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 16,766,675

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 16,766,675

The filing of this Schedule 13D shall not be construed as an admission that Jefferies, Trading, Holdings, or Jefferies Group is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares not held directly for the account of each such Reporting Person covered by this Schedule 13D.

(c) Except as set forth in Items 3 and 4, none of the Reporting Persons nor, to the Reporting Persons’ best knowledge, any of the Schedule Persons, has engaged in any transaction during the past 60 days in any Common Stock of the Issuer.

d) Except as set forth in this Item 5, no person other than each respective record owner of the securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in greater detail in Item 4, the Purchase Agreement requires that the Issuer appoint three new members to its Board, including one that is proposed by the Board and acceptable to Jefferies.

The terms of the Preferred Stock, which are described in greater detail in Item 4, are governed by the Certificate of Designations.

The Issuer and the Investors have entered into a Registration Rights Agreement. This agreement requires the Company to file and cause to be effective a shelf registration statement in respect of any sales by the Investors of the Preferred Stock and Common Stock issued upon the conversion of the Preferred Stock. The Registration Rights Agreement does not contain any provisions, such as “drag-along” or “tag-along” rights, that require the transfer of any Preferred Stock or Common Stock.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Securities Purchase Agreement, dated August 6, 2012, by and among Knight Capital Group, Inc. and Jefferies & Company, Inc., Jefferies High Yield Trading, LLC, Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI ESC L.P., Blackstone Family Investment Partnership VI L.P., GETCO Strategic Investments, LLC, TD Ameritrade Holding Corporation, Stephens Investments Holdings LLC and Stifel Financial Corp. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Knight Capital Group, Inc. on August 6, 2012) (SEC File No. 001-14223)

Exhibit 99.2	Certificate of Designations of Preferences and Rights of the Series A-1 Cumulative Perpetual Convertible Preferred Stock and Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock of Knight Capital Group, Inc. (incorporated herein by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Knight Capital Group, Inc. on August 6, 2012) (SEC File No. 001-14223)

Exhibit 99.3	Registration Rights Agreement, dated as of August 6, 2012 by and among Knight Capital Group, Inc. and Jefferies & Company, Inc., Jefferies High Yield Trading, LLC, Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI ESC L.P., Blackstone Family Investment Partnership VI L.P., GETCO Strategic Investments, LLC, TD Ameritrade Holding Corporation, Stephens Investments Holdings LLC and Stifel Financial Corp. (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Knight Capital Group, Inc. on August 6, 2012) (SEC File No. 001-14223)

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Jefferies & Company, Inc., Jefferies High Yield Trading, LLC, Jefferies High Yield Holdings, LLC, and Jefferies Group, Inc. agreed to jointly file this Schedule 13D.

Dated: August 15, 2012

Jefferies & Company, Inc.

By:	/s/ Roland T. Kelly
Roland T. Kelly
Managing Director and Associate General Counsel

Jefferies Group, Inc.

By:	/s/ Roland T. Kelly
Roland T. Kelly
Assistant Secretary

Jefferies High Yield Holdings, LLC

By:	/s/ Roland T. Kelly
Roland T. Kelly
Authorized Person

Jefferies High Yield Trading, LLC

By:	/s/ Roland T. Kelly
Roland T. Kelly
Assistant Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following information is provided for each of the directors and executive officers of the Reporting Persons:

•	Name,

•	Position,

•	Principal business and address, and

•	Citizenship.

Jefferies & Company, Inc.

Name and Position	Business address	Citizenship
Richard B. Handler (Director, Chairman and Chief Executive Officer)	(1)	U.S.
Brian P. Friedman (Director, Chairman of the Executive Committee)	(1)	U.S.
Peregrine C. Broadbent (Director, Executive Vice President and Chief Financial Officer)	(1)	U.S.
Charles J. Hendrickson (Treasurer and Managing Director)	(1)	U.S.
Michael J. Sharp (Executive Vice President, General Counsel and Secretary)	(1)	U.S.

(1)	Jefferies & Company, Inc., 520 Madison Avenue, New York, NY 10022

Jefferies Group, Inc.

Name and Position	Business address	Citizenship
Richard B. Handler (Director, Chairman and Chief Executive Officer)	(1)	U.S.
Brian P. Friedman (Director, Chairman of the Executive Committee)	(1)	U.S.
W. Patrick Campbell (Director)	(1)	U.S.
Ian M. Cumming (Director)	(1)	U.S.
Richard G. Dooley (Director)	(1)	U.S.
Robert E. Joyal (Director)	(1)	U.S.
Michael T. O’Kane (Director)	(1)	U.S.
Joseph S. Steinberg (Director)	(1)	U.S.
Peregrine C. Broadbent (Executive Vice President and Chief Financial Officer)	(1)	U.S.
John F. Stacconi (Global Treasurer)	(1)	U.S.
Michael J. Sharp (Executive Vice President, General Counsel and Secretary)	(1)	U.S.

(1)	Jefferies Group, Inc., 520 Madison Avenue, New York, NY 10022

Jefferies High Yield Holdings, LLC

Name and Position	Business address	Citizenship
Richard B. Handler (Director and Chief Executive Officer)	(1)	U.S.
Andrew Whittaker (Director)	(1)	U.S.
Ian M. Cumming (Director)	(1)	U.S.
Joseph S. Steinberg (Director)	(1)	U.S.
Robert Harteveldt (President)	(1)	U.S.
Robert J. Welch (Secretary and Chief Financial Officer)	(1)	U.S.

(1)	Jefferies High Yield Holdings, LLC, The Metro Center, One Station Place, Three North, Stamford, CT, 06902

Jefferies High Yield Trading, LLC

Name and Position	Business address	Citizenship
Richard B. Handler (Chief Executive Officer)	(1)	U.S.
Robert Harteveldt (President)	(1)	U.S.
Robert J. Welch (Secretary and Chief Financial Officer)	(1)	U.S.

(1)	Jefferies High Yield Trading, LLC, The Metro Center, One Station Place, Three North, Stamford, CT, 06902